EXHIBIT 99.II
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Descartes

          MARKET LEADERS EXPAND IMPLEMENTATIONS OF DESCARTES' SOLUTIONS

  AUTOZONE, CVS /PHARMACY, ASHLEY FURNITURE INDUSTRIES AND PEAPOD CONTINUE TO
    IMPROVE SUPPLY CHAIN OPERATIONS WITH DELIVERY MANAGEMENT SOLUTIONS FROM
                                   DESCARTES

WATERLOO, ONTARIO, DECEMBER 1, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of technology solutions for distribution and logistics sensitive organizations, today announced that AutoZone, CVS/pharmacy, Ashley Furniture Industries, and Peapod, market leaders in their respective industry, have each expanded their relationship with Descartes by deploying additional Descartes delivery management solutions to strengthen their respective supply chain operations.

Retail and distribution companies face increasingly competitive conditions that have forced them to search for ways to increase profitability. A key focus has been reducing major costs within their supply chains, including the cost of managing inventory and fleet operations. Descartes' delivery management solutions help these companies to address these challenges.

Descartes' solutions provide retailers and distributors with functions and flexibility to help manage the movement of goods. With better control over the movement of goods, retailers and distributors can reduce on-hand inventory while minimizing out-of-stocks; meet the logistics challenges presented by sales promotions; measure supplier and carrier performance; and improve customer service. Descartes' broad delivery management solution set can be deployed by retail and distribution companies to enhance communication with trading partners; gain visibility over their end-to-end supply chain; improve the efficiency of distribution centers; lower the cost of purchased transportation; or optimize private fleets for distributions to stores and directly to customers.

"Retailers and distributors with flexible and responsive supply chains have a competitive advantage," said Arthur Mesher, CEO at Descartes. "Descartes is committed to delivering solutions to its customers that help make efficient and effective supply chains a reality. We believe the positive results we have achieved with each of AutoZone, CVS/pharmacy, Ashley Furniture Industries and Peapod reflect the value and in-depth expertise we provide to our customers and to the retail and distribution industries," continued Mesher. "Our unmatched experience and technology has helped Descartes emerge as a preferred choice of some of the world's leading retail and distribution companies."

AUTOZONE
AutoZone is North America's leading retailer of automotive parts and accessories with over 3,400 stores in the US and Mexico. Each store carries an extensive line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured hard parts, maintenance items and accessories.
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After working with Descartes on a consultative basis to determine and test the best possible solution to help streamline delivery processes from regional distribution centers to their retail stores, AutoZone selected and is implementing Descartes' Routing and Scheduling solution enterprise-wide. AutoZone expects to benefit from improved planning of their delivery territories, better utilization of their private fleet of vehicles, and reductions in mileage, stop duration and fuel usage. Richard McDuffie, Vice President, Transportation, at AutoZone said, "Getting the right products on our store shelves at the right time and cost are critical logistics issues for AutoZone. We expect the solution provided by Descartes will enable us to better leverage our delivery assets, resulting in increased productivity, cost savings and enhanced customer service."

CVS/PHARMACY
CVS/pharmacy is America's number one retail pharmacy with over 5,000 stores across the United States. With a supplier network comprised of thousands of trading partners, the ability to effectively manage replenishment of inventory in stores and maintain the highest levels of customer satisfaction are key for CVS. CVS has deployed several of Descartes' products to improve both inbound supply chain visibility and high-velocity regional distribution to its retail stores.

"Descartes is a CVS supply chain technology provider of choice," said Kevin Smith, CVS' senior vice president, Supply Chain and Logistics. "They understand the unique needs of our business and continue to deliver solutions that help us drive down logistics costs and improve supply chain performance. Leveraging the success of previous initiatives focused on improving CVS' inbound shipment visibility, we have recently expanded our relationship with Descartes to include enterprise-wide capabilities for strategic transportation and delivery planning, yard management and dock appointment scheduling."

ASHLEY FURNITURE INDUSTRIES
Ashley Furniture Industries is the largest privately-held furniture manufacturer in the US. Ashley's 50 year tradition of superior craftsmanship, innovative design and commitment to being the best furniture company in the industry continue to drive improvements in all phases of their operations.

Now, Ashley is extending their leadership beyond manufacturing to retail. With a growing nationwide network of independent Homestore licensees, Ashley has emerged as one of the leading furniture retailers in North America. According to FurnitureToday, Ashley's "dedicated store network took the crown as the fastest-growing furniture chain on FurnitureToday's Top 100 for the 2nd consecutive year, barreling ahead of the competition in sales volume growth and holding its own in store expansion."

Ashley uses Descartes' Routing and Scheduling solution to optimally route a distribution fleet of over 1,000 trailers making over 10,000 average weekly deliveries to retailers throughout North America. Dwain Jansson, CIO of Ashley Furniture Industries, said, "After a successful rollout of Descartes' solutions to optimize our line-haul operations, we have now decided to commence a rollout of Descartes' solutions for home delivery. We look forward to taking our fulfillment operations to the next level, as we use Descartes' next-generation routing technology to optimize deliveries direct to customers' homes from our national network of Ashley Furniture HomeStore licensees. Descartes' solutions are enabling us to better leverage our delivery assets, resulting in increased productivity, cost savings and enhanced customer service. "
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PEAPOD
Founded in 1989 as a smart shopping option for busy people, Peapod today stands as the country's leading Internet grocer. The Skokie, Illinois-based company, a wholly-owned subsidiary of Royal Ahold in The Netherlands, serves 14 U.S. markets including the metro areas of Chicago, Boston, Suburban N.Y. and Washington, D.C., and communities in the states of Illinois, Maryland, Massachusetts, Connecticut, Virginia, Rhode Island and New Jersey. Peapod has achieved over 6 million deliveries since its late 1980's inception.

Peapod currently uses Descartes' Routing and Scheduling solution to optimize all of its delivery routes on a daily basis. After successfully implementing and driving value with Descartes' Routing and Scheduling solution for five years, Peapod is migrating to Descartes' next generation Routing and Scheduling solution built on Descartes' proprietary Logistics Network Operating System(TM)
(LNOS). The new solution features enhanced route planning, dispatch, and web reservations capabilities. The LNOS architecture features enhanced scalability, simplified data exchange, enhanced interoperability between different Descartes' application modules, and user interface improvements. This solution will give Peapod the ability to accept real-time information about its fleet activities and route performance.

"The decision to make additional investments in Descartes was based on Descartes' proven track record, the substantial return on investment we have had from the use of existing solutions, and Descartes' ongoing commitment to leading edge transportation technologies," said John Burchard, CIO of Peapod. "The highly-scalable LNOS-architectured solution keeps up with Peapod's continued fast paced growth. We expect the additional investments will result in even better customer service and continued improvements in operational efficiency."

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of technology solutions for distribution and logistics sensitive organizations. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

    All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes'
product and service functionality and performance, potential benefits derived therefrom, Descartes' competitive position and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.



CONTACT INFORMATION:
Elisse Bierstock
Bierstock Communications
(416) 618-6164
elissebierstock@rogers.com